Exhibit 99.1

PRESS RELEASE

Cascades inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155
Cascades Finalizes the Acquisition of Papersource
Kingsey Falls, November 1, 2011 — Cascades Inc. (CAS: TSX), a leader in recovery and in green packaging and tissue paper products, announces that it has finalized the acquisition of 50% of the shares that it does not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby. The amount of the transaction is approximately $60 million.
In commenting on this transaction, Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group stated: “The acquisition of the remaining shares of Papersource is another important step in our action plan to modernize our operations. This plant is at the cutting edge of technology and it will enable us to effectively optimize our production in the Northeastern United States, in Québec and in Ontario. We anticipate that it will have a positive effect on our profitability. Moreover, I am confident that the arrival of the founder of Papersource, Benoit Laferrière, will be most beneficial for the development of our organization.”
Papersource is a tissue paper converting plant that manufactures products for the away-from-home market. It employs more than 160 employees. The quality of the equipment in the plant will make it a model plant within the Tissue Group.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.
RECOVERY + PACKAGING + PAPER CASCADES.COM

Media	Source

Hubert Bolduc	Suzanne Blanchet
Vice-President, Communications and Public Affairs	President and Chief Executive Officer
Cascades Inc.	Cascades Tissue Group
514-912-3790	450-444-3401
hubert_bolduc@cascades.com	suzanne_blanchet@cascades.com

Investors

Didier Filion
Director, Investor Relations
Cascades Inc.
514-220-5303
didier_ filion@ cascades.com
RECOVERY + PACKAGING + PAPER CASCADES.COM